Quest Rare Minerals Ltd.

QUEST ANNOUNCES ANNUAL FILINGS FOR 2012 FISCAL YEAR

Toronto, March 22, 2013—Quest Rare Minerals Ltd. (TSX ; NYSE MKT: QRM) announces that it has filed its Annual Report on Form 40-F for the fiscal year ended October 31, 2012 with the United States Securities and Exchange Commission, comprising Quest’s audited financial statements, management’s discussion and analysis, and annual information form. Copies of these documents are available on Quest’s website at www.questrareminerals.com, through SEDAR at www.sedar.com or through EDGAR at www.sec.gov.

Shareholders may also request a printed copy of the audited annual financial statements, free of charge, by e-mail to info@questrareminerals.com or by regular mail to Investor Relations, Quest Rare Minerals Ltd., 1 Adelaide Street East, Suite 2500, Toronto, ON M5C 2V9.

About Quest Rare Minerals

Quest Rare Minerals Ltd. (“Quest”) is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine-finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Québec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. Quest has filed a National Instrument 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $26 million and is able to execute on its project intentions. This is expected to be sufficient to advance Quest’s pre-feasibility and definitive feasibility studies of the B-Zone REE deposit and to continue exploration on its other rare earth properties.

For further information please contact:

Peter J. Cashin, P. Geo.

President & CEO

Tel: (416) 916-0777 or 1-877-916-0777

Fax: (416) 916-0779

E-mail: info@questrareminerals.com

URL: www.questrareminerals.com